EXHIBIT 11

               INTERCELL INTERNATIONAL CORPORATION AND SUBSIDIARY
                        COMPUTATION OF NET LOSS PER SHARE
              For the Three Months Ended December 31, 2003 and 2002
                                   (Unaudited)


                                                2003         2002
                                                ----         ----

               Net loss                     $  (110,168)    (26,422)
                                            ============  ==========

               Weighted average number of
                 common shares outstanding   17,386,004   8,651,251
               Common equivalent shares
                 representing shares
                 issuable upon exercise of
                 outstanding options and
                 warrants and convertible
                 stock                                -           -
                                            ------------  ----------
                                             17,386,004   8,651,251
                                            ============  ==========
               Basic and diluted loss per
                 share applicable to
                 common shareholders        $         *           *
                                            ============  ==========



* Less than ($0.01) per share.

Stock options, warrants and convertible preferred stock are not considered in the calculations for those periods with net losses as the impact of the potential common shares (approximately 9,713,850 at December 31, 2003 and 338,850 shares at December 31, 2002) would be to decrease net loss per share.



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